

Mail Stop 4561

December 4, 2015

Vincent Pilette
Chief Financial Officer
Logitech International S.A.
7700 Gateway Boulevard
Newark, CA 94560

> **Re: Logitech International S.A.**
> **Form 10-K for Fiscal Year Ended March 31, 2015**
> **Form 10-Q for the Quarterly Period Ended September 30, 2015**
> **File No. 000-29174**

Dear Mr. Pilette:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations and Commitments, page 60

1.   We note that you do not include your pension and other post-employment obligations in your tabular presentation or related narrative disclosure. Please tell us what consideration was given to inclusion of this obligation either in the table or footnotes, including the related expected contributions. Refer to Item 303(a)(5) of Regulation S-K and Section II.C of SEC Release 33-9144.

Form 10-Q for the Quarterly Period Ended September 30, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 50

2.   We note based on your disclosure on pages 12 and 13 that the allowances and accrual for cooperative marketing arrangements, direct and indirect customer incentive programs, and pricing programs increased significantly since the fiscal year end and as a percentage of revenues and gross profit. Your MD&A regarding net sales does not discuss the impact of these items and your MD&A regarding gross profit attributes the decrease in gross margin to unfavorable currency impact, partially offset by product cost improvement and favorable impact of repricing. Please tell us what consideration was given to disclosing the impact of your cooperative marketing arrangements, customer incentives, and pricing programs on your net sales and gross profit, as well as a discussion of the underlying reasons for increases in such items. Please refer to Item 303(b) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 or Joyce Sweeney, Senior Staff Accountant at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services